UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Following the update submitted by Ellomay Capital Ltd. (the “Company”) to the Securities and Exchange Commission on a Form 6-K dated May 23, 2022, the Company hereby updates that on May 26, 2022, a proposed amendment to the Deed of Trust governing the Company’s Series C Debentures was published (the “Proposed Amendment”). The Proposed Amendment provides for the exclusion of changes in the fair value of hedging transactions of electricity prices, such as the financial power swap (the “PPA”) executed in connection with the photovoltaic plant of Talasol Solar S.L. (“Talasol”), from the Company’s shareholders’ equity for purposes of calculation of financial covenants.

In connection with the Proposed Amendment and the impact of the PPA on the Company’s financial results, the Company provides the following information:

•
The Company holds 51% of Talasol’s share capital. Talasol owns a 300 MW photovoltaic facility in the municipality of Talaván, Cáceres, Spain (the “Talasol PV Plant”). Talasol entered into the PPA that provides for a fixed electricity price with an original period of 10 years (of which approximately 8.5 years remain as of this date). The PPA covers approximately 80% of the expected capacity at P90 and approximately 70% of the expected capacity at P50.

•
On the effective date of the PPA (March 2019), the notional amount of the PPA was approximately €160 million. The market price for electricity at the time was approximately €0.05 per kWh. Fixing the electricity price enabled Talasol to refinance its debt in January 2022 for a period of 23 years with a 3% fixed annual interest rate.

•
As a result of the war in Ukraine and the increase in gas prices, the electricity prices in Western Europe are currently three or four times the electricity prices as of the effective time of the PPA. As a result of this increase in electricity prices, the calculation of the changes in the PPA’s fair value as of March 31, 2022 is expected to result in a significant negative value.

•
The fair value of the PPA is impacted by the prevailing high electricity prices and by the duration of the period in which the electricity prices are expected to remain high, which is currently the next three-years.

•
As the PPA is treated as an effective hedge by the relevant hedge accounting standards, the changes in the PPA’s fair value do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows. The changes are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. As the Company controls Talasol, the total impact of the changes in fair value of the PPA (including the minority share) is consolidated into the Company’s financial statements and shareholders’ equity.

•	These changes in the PPA’s fair value do not impact Talasol’s ability to repay shareholders’ loans or distribute dividends to its shareholders.

•	The PPA does not include any securities other than a deposit in the amount of €9 million, which is reduced by €1 million on an annual basis.

•
Alongside the decrease in fair value of the PPA, the increase in the electricity prices is expected to have a positive impact on Talasol’s revenues from the sale of the capacity that is not subject to the PPA, resulting in an expected increase in Talasol’s net income and cash flows. For example, the revenues of Talasol during the first four months of 2022 were approximately 30% higher than the revenues in the same period during 2021. In effect, any future decrease in the fair value of the PPA as a result of increased market prices, is expected to be accompanied in an increase in Talaso’s revenues and in the related net income and cash flows.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The forward-looking statements include the Company’s expectations with respect to the impact of changes in the fair value of the PPA and of an increase in market electricity prices on the financial results of Talasol and the Company. The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: May 29, 2022